745 Seventh Avenue

                New York, NY 10019

                United States




June 10, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

             Re: Registration Statement on Form F-4 (Registration No.
333-264168)

To whom it may concern:

    Reference is made to the above-referenced registration statement (the
Registration Statement   ) of Pagaya
Technologies Ltd. (the    Issuer   ) under the Securities Act of 1933, as
amended (the    Securities Act   ) with respect to
a proposed business combination (the    Transaction   ) involving a merger,
consolidation, exchange of securities,
acquisition of assets, or similar transaction involving EJF Acquisition Corp.
(the    SPAC   ). The Registration Statement
was declared effective by the Securities and Exchange Commission on May 20, 2022.

     This letter is to advise you that, effective as of today, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under
Section 7 of the Securities Act) with
respect to the Transaction.

   We are also enclosing our termination letter that was sent to the SPAC and Issuer which recommends that the
SPAC and Issuer notify the investing public of Barclays resignation prior to the shareholder vote on the business combination with Pagaya which is currently scheduled for June 17, 2022.

     Accordingly, we hereby advise you, the Issuer and the SPAC, that none of our firm, any person who controls it
(within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



                                                                Sincerely,



                                                                By:
_____________________
                                                                Name: Joel
Fleck
                                                                Title: Managing
Director

     cc: David Lin

     Encl.: Termination Letter dated June 10, 2022




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